EXHIBIT 99.20
RECONCILIATION TO UNITED STATES GAAP
Reconciliation to United States GAAP — Cameco Corporation
The consolidated financial statements of Cameco are expressed in Canadian dollars in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with accounting principles generally accepted in the United States (US GAAP).
(a)	Reconciliation of earnings in accordance with Canadian GAAP to earnings determined in accordance with US GAAP:

	2007	2006

Net earnings under Canadian GAAP	$416,112	$375,715
Add (deduct) adjustments for (d):
Pre-operating costs (i)	1,512	1,512
Stripping costs (ii)	(52,773)	(6,020)
Hedges and derivative instruments (iii) (iv)	—	5,668
Earnings from BPLP (iii)	—	(1,003)
Tax uncertainties and business combinations (viii)	—	(3,727)
Stock-based compensation (ix)	74,179	(3,998)
Uncertain tax positions [g (i)]	(2,226)	—
Income tax effect of adjustments	(25,033)	(14,258)
Minority interest effect of adjustments	22,719	4,326

Net earnings under US GAAP	434,490	358,215
Hedges and derivative instruments (iii)	145,640	40,076
Unamortized actuarial gain (x)	23,590	—
Unamortized actuarial gain transferred to net earnings (x)	(19,900)	—
Foreign currency translation adjustments (v)	(111,169)	13,631
Unrealized loss on available-for-sale securities (vi)	(6,366)	(107)
Additional pension obligation (vii)	—	(31,568)

Comprehensive income under US GAAP	$466,285	$380,247

Basic net earnings per share under US GAAP	$1.24	$1.02

Diluted earnings per share under US GAAP	$1.18	$0.97

(b)	Comparison of balance sheet items determined in accordance with Canadian GAAP to balance sheet items determined in accordance with US GAAP:

(i) Balance Sheets

	2007		2006
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP

Current assets	$1,291,144	$1,108,165	$1,354,424	$1,235,813
Property, plant and equipment [e]	3,437,450	2,786,850	3,198,133	2,589,873
Intangible assets and goodwill	255,484	251,757	294,158	290,431
Long-term receivables, investments and other [e]	387,304	425,478	293,714	348,528

Total assets	$5,371,382	$4,572,250	$5,140,429	$4,464,645

Current liabilities	$684,464	$490,360	$501,697	$393,803
Long-term debt [e]	717,130	556,295	696,691	529,790
Provision for reclamation	284,673	284,673	228,496	228,496
Other liabilities [e]	258,511	169,959	232,641	160,761
Deferred income taxes	246,936	163,674	339,451	257,508

	2,191,714	1,664,961	1,998,976	1,570,358

Minority interest	435,807	408,050	400,071	395,745

Shareholders’ equity
Share capital	819,268	819,268	812,769	812,769
Contributed surplus	119,531	106,563	540,173	507,753
Retained earnings	1,779,629	1,707,899	1,428,206	1,344,331
Accumulated other comprehensive income
— net actuarial loss [d(x)]	—	(178,708)	—	(180,630)
— transitional obligation	—	—	—	(165)
— prior service cost	—	(2,438)	—	(4,041)
— cumulative translation account [d]	(150,935)	(129,713)	(39,766)	(18,545)
— hedges and derivative instruments [d(iii)]	182,734	182,734	—	37,070
— available-for-sale securities	(6,366)	(6,366)	—	—

Total accumulated other comprehensive income	25,433	(134,491)	(39,766)	(166,311)

Total shareholders’ equity	2,743,861	2,499,239	2,741,382	2,498,542

Total liabilities and shareholders’ equity	$5,371,382	$4,572,250	$5,140,429	$4,464,645

(ii) Components of accounts payable and accrued liabilities are as follows:

Accounts payable	$265,331	$204,087	$273,784	$188,733
Taxes and royalties payable	103,703	103,703	65,834	65,834
Accrued liabilities	172,249	74,836	53,061	53,061

Total accounts payable and accrued liabilities	$541,283	$382,626	$392,679	$307,628

(c)	The effects of these adjustments would result in the consolidated statements of cash flows reporting the following under US GAAP:

	2007	2006

Cash provided by operations	$713,996	$398,100
Cash used in investing	$(446,184)	$(495,378)
Cash used in financing	$(429,129)	$(175,602)

(d)		A description of certain significant differences between Canadian GAAP and US GAAP follows:

	(i)	Pre-Operating Costs

Under Canadian GAAP, pre-operating costs incurred during the commissioning phase of a new project are deferred until commercial production levels are achieved, subject to time limitations. Under US GAAP, such costs are expensed as incurred as required by AICPA Statement of Position 98-5, Reporting on the Cost of Start-Up Activities. McArthur River commercial production commenced March 1, 2000 for US GAAP and November 1, 2000 for Canadian GAAP. Differences in capitalized costs are amortized over the estimated lives of the assets to which they relate.

	(ii)	Stripping Costs

Under Canadian GAAP, stripping costs incurred during the production phase by mining companies to remove overburden and other mine waste materials in order to access mineral deposits, can be either expensed or capitalized given the specifics of the situation. Under US GAAP, stripping costs are deemed to be variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. Stripping costs of $53,740,000 were incurred in 2007 (2006 — $6,020,000) and capitalized at Centerra’s mines under Canadian GAAP. Under US GAAP, adjustments were made to expense these amounts. Differences in capitalized costs are amortized over the estimated lives of the assets to which they relate. In 2007, an adjustment was made to reduce the amount of depreciation charged to earnings by $967,000 (2006 — nil).

	(iii)	Hedges and Derivative Instruments

Under US GAAP, all derivative instruments are recognized on the balance sheet as either assets or liabilities measured at fair value. Changes in the fair value of derivatives are recognized in earnings unless specific hedge criteria are met to qualify as a cash flow hedge. Changes in the fair value of derivatives that qualify as fair value hedges, are recognized in earnings in the same period as the hedged items. Changes in the fair value of the effective portion of a cash flow hedge are deferred in other comprehensive income with any ineffectiveness of the hedge recognized immediately on the statement of earnings. Canadian GAAP related to this matter was amended to be consistent with US GAAP on a prospective basis effective January 1, 2007.

Prior to 2004, forward points were included in the assessment of hedge effectiveness for Canadian GAAP purposes and excluded for US GAAP purposes. The cumulative impact of this difference was $16,042,000 at December 31, 2003, of which $2,173,000 was recognized in 2006. At the end of 2006, all differences had been recognized.

For amounts included in the balance sheet as accumulated other comprehensive income as at December 31, 2006, a loss of $615,000 (after tax) related to the hedging of foreign exchange risk. The impact on other comprehensive income for 2006 was a loss of $22,497,000.

BPLP also has certain derivative instruments that qualify for hedge accounting. For amounts included in the balance sheet as accumulated other comprehensive income as at December 31, 2006, a gain of $37,685,000 (after tax) related to the hedging of electricity price risk. The impact on other comprehensive income for hedge accounting for 2006 was a gain of $62,573,000.

Prior to August 2003, certain BPLP energy contracts did not qualify for hedge accounting under US GAAP as the documentation required for hedge accounting was not contemplated at the time of entering into the contracts. Accordingly, changes in the fair value of these contracts were charged to US GAAP earnings. Under Canadian GAAP, hedge accounting was applied prior to August 2003, resulting in differences to be recognized in future periods. As a result of this past difference in hedge accounting treatment, a loss of $1,003,000 was recognized in 2006. At the end of 2006, all differences had been recognized.

(iv)	Embedded Derivative Instruments

Under US GAAP, all derivative instruments are recognized on the balance sheet as either assets or liabilities measured at fair value. Prior to 2007, under Canadian GAAP, derivatives embedded within hybrid instruments were not separately accounted for. In 2006, certain of Cameco’s sales contracts contained embedded foreign currency derivatives. As a result they were separately accounted for under US GAAP and $7,841,000 was recognized in earnings in 2006. Canadian GAAP related to this matter was amended to be consistent with US GAAP on a prospective basis effective January 1, 2007.

(v)	Cumulative Translation Account

Under US GAAP, exchange gains and losses arising from the translation of our net investments in foreign operations are included in comprehensive income. In addition, exchange gains and losses of any foreign currency debt designated as hedges of those net investments are included in comprehensive income. Cumulative amounts are included in accumulated other comprehensive income on the balance sheet. Canadian GAAP related to this matter was amended to be consistent with US GAAP on a prospective basis effective January 1, 2007.

(vi)	Available-for-Sale Securities

Prior to January 1, 2007, under Canadian GAAP, portfolio investments were accounted for using the cost method. Under US GAAP, portfolio investments classified as available-for-sale securities are carried at market values with unrealized gains or losses reflected as a separate component of shareholders’ equity and included in comprehensive income. Canadian GAAP related to accounting for these investments was amended to be consistent with US GAAP on a prospective basis effective January 1, 2007.

(vii)	Additional Pension Obligation

Under US GAAP, for defined benefit pension plans, an unfunded accumulated benefit obligation should be recorded as an additional minimum pension liability. Under Canadian GAAP there is no requirement to recognize an additional minimum pension liability. In 2006 for the BPLP benefit plans, the impact on other comprehensive income is a loss of $31,568,000. The amount in accumulated other comprehensive income at December 31, 2006, was a net actuarial loss of $31,568,000. As a result of the implementation of Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans (“FAS 158”) [note (d) x], there is no requirement to determine an additional minimum liability for years after 2006.

(viii)	Tax Uncertainties and Business Combinations

Uncertainties related to income taxes may exist at the time of a business combination, which affect the recognition of future income tax assets. These uncertainties may result because the realizability of the future income tax asset is uncertain, or because the existence of the asset is uncertain.

Under US GAAP, when a future income tax asset acquired in a business combination that was not recognized as an identifiable asset by the acquirer at the date of the acquisition (for realizability or existence issues) is subsequently recognized by the acquirer, the benefit should be applied as follows: 1) first to reduce to zero any goodwill related to the acquisition; 2) second to reduce to zero other non-current intangible assets related to the acquisition; 3) third to reduce income tax expense.

Under Canadian GAAP, this approach only applies to tax uncertainties related to realizability. If the tax uncertainty is related to existence, then subsequent adjustments related to the tax uncertainties would be treated as a change in management’s estimates and directly recorded to earnings. In 2006, a tax uncertainty due to existence was removed related to assets acquired by Centerra from Kyrgyzaltyn in 2004 when Centerra acquired an additional 66.7% interest in Kumtor Gold Company. As a result, a gain of $6,098,000 was recorded to income tax for Canadian GAAP purposes. An adjustment of $3,727,000 was made to reallocate part of the gain to goodwill for US GAAP purposes.

(ix)	Stock-Based Compensation

Under Canadian GAAP, in accordance with EIC 162 [note 3(b)], Cameco recognizes stock-based compensation expense over the shorter of the period to eligible retirement or the vesting period for stock-based awards granted on or after January 1, 2003. Under US GAAP, this accounting treatment is applied to stock-based awards granted on or after January 1, 2006. Stock-based awards granted prior to January 1, 2006, are recognized over the full vesting period of the award. As a result, an adjustment was made to increase stock compensation expense by $1,947,000 in 2007 (2006 — $3,998,000).

In 2007, the company amended its stock option program, introducing a cash settlement feature for the exercise of employee stock options. Under Canadian GAAP, options that include a cash settlement feature are classified as liabilities and carried at their intrinsic value. The intrinsic value is marked to market each period with an offsetting adjustment to expense. Under US GAAP, the liabilities are required to be remeasured to their fair value as of the date of the financial statements. For US GAAP purposes, the fair value of the options was determined using the Black-Scholes option-pricing model. As a result, compensation expense for 2007 has been reduced by $76,126,000 (2006 — nil).

(x)	Pension and Other Post-Retirement Benefits

In September 2006, the FASB issued Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Post-Retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R). FAS 158 requires an entity to recognize the funded status of a benefit plan in the balance sheet and to recognize the existing unrecognized net gains and losses, unrecognized prior service costs, and unrecognized net transition assets in other comprehensive income. There is no similar requirement under Canadian GAAP.

For the Cameco benefit plan, the cumulative effect of the change in policy on the balance sheet at December 31, 2006 was to decrease shareholders’ equity by $4,646,000 (net actuarial loss of $4,481,000 and transitional obligation of $165,000), decrease long-term receivables, investments and other by $6,749,000 and decrease future income taxes by $2,103,000. For 2007, a loss of $2,696,000 was included in other comprehensive income.

For the BPLP benefit plan, the cumulative effect of the change in policy on the balance sheet at December 31, 2006 was to decrease shareholders’ equity by $148,622,000 (net actuarial loss of $144,581,000 and prior service cost of $4,041,000), decrease long-term receivables, investments and other by $215,393,000 and decrease future income taxes by $66,771,000. For 2007, a gain of $17,101,000 was included in other comprehensive income.

In 2007, the Canadian government enacted amendments to the Canadian Income Tax Act that provide for a reduction in the general corporate income tax rate. The cumulative effect on the income tax liability related to the aforementioned adjustments for pension and other post-retirement benefits was an increase of $10,715,000.
(e)	Investment in BPLP

Under Canadian GAAP, Cameco accounts for its interest in BPLP by the proportionate consolidation method. Under US GAAP, Cameco is required to equity account for its investment and record in earnings its proportionate share of their net earnings measured in accordance with US GAAP.

(f)	Convertible Debentures

Under US GAAP, convertible debentures are to be classified entirely as debt rather than equity. Due to the difference, accretion related to the equity component of convertible debentures for Canadian GAAP should be reversed for US GAAP purposes. Since all interest related to the debentures is being capitalized under both US and Canadian GAAP, the adjustment only affects the balance sheet. The cumulative effect is to decrease shareholders’ equity by $30,473,000, increase long-term debt by $19,948,000 and decrease property, plant and equipment by $10,525,000 at December 31, 2007.

(g)	Changes in Accounting Policy
(i)	Accounting for Uncertainty in Income Taxes

In July 2006, the FASB issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 provides additional guidance on how a company is to recognize, measure and disclose uncertain tax positions that it has taken in its tax filings. Canadian GAAP has no similar requirements related to uncertain tax positions.

Effective January 1, 2007, Cameco adopted the provisions of FIN 48 and upon adoption, reclassified $16,757,000 from deferred income tax liabilities to current liabilities for income taxes. In addition the company recorded an increase in the liability for unrecognized income tax benefits of $1,604,000 at January 1, 2007. The increase in the liability was offset by corresponding decreases of $892,000 in retained earnings and $712,000 in minority interest.

For 2007 an expense of $2,226,000 has been recognized for changes in uncertain tax positions with a corresponding $864,000 adjustment to minority interest.
(h)	Future Changes in Accounting Policy
(i)	Framework on Fair Value Measurement

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. FAS 157 will be effective for financial statements issued for fiscal years beginning after November 15, 2007. However, certain elements of the standard related to non-financial assets and liabilities have been deferred to fiscal years beginning on or after November 15, 2008. Cameco does not expect the adoption of this statement will have a material impact on its consolidated financial statements.

(ii)	Fair Value Option for Financial Assets and Liabilities

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Liabilities (“FAS 159”). FAS 159 provides an entity the option to measure many financial instruments and certain other items at fair value that are not otherwise currently required. FAS 159 also establishes presentation and disclosure requirements for assets and liabilities measured at fair value in an effort to allow comparisons between entities that choose alternative methods. Cameco does not expect the adoption of this statement will have a material impact on its consolidated financials statements.
(iii)	Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements (“FAS 160”). FAS 160 specifies that noncontrolling interests be treated as a separate component of equity, not as a liability or other item outside of equity. FAS 160 is effective for periods beginning on or after December 15, 2008 and will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. Cameco does not expect the adoption of this statement will have a material impact on its consolidated financial statements.

(iv)	Business Combinations

In December 2007, the FASB issued a revised standard on accounting for business combinations, Statement No. 141(R), Business Combinations (“FAS 141(R)”). FAS 141(R) specifies a number of changes including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure noncontrolling interests at fair value and a requirement to recognize acquisition-related costs as expenses. FAS 141R is applicable to business combinations occurring after December 15, 2008.
AUDITORS’ REPORT ON RECONCILIATION TO UNITED STATES GAAP
To the Board of Directors of Cameco Corporation
On February 27, 2008, we reported on the consolidated balance sheets of Cameco Corporation as at December 31, 2007 and 2006 and the consolidated statements of earnings, shareholders’ equity, comprehensive income and cash flows for the years then ended which are included in the annual report on Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled “Reconciliation to United States GAAP “ included in the Form 40-F. This supplemental note is the responsibility of the corporation’s management. Our responsibility is to express an opinion on this supplemental note based on our audits.
In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
/s/ KPMG LLP
Chartered Accountants
Saskatoon, Canada
February 27, 2008

COMMENTS BY AUDITORS FOR US READERS ON CANADA — US REPORTING DIFFERENCES
To the Board of Directors of Cameco Corporation
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph):
•	that refers to the audit report on the corporation’s internal control over financial reporting. Our report to the shareholders dated February 27, 2008 is expressed in accordance with Canadian reporting standards, which do not require a reference to the auditors’ report on the corporation’s internal control over financial reporting in the auditors’ report on the consolidated financial statements.

•	when there is a change in accounting principles that has a material effect on the comparability of the corporation’s financial statements such as the changes described in note 3 to the consolidated financial statements. Our report to the shareholders dated February 27, 2008 is expressed in accordance with Canadian reporting standards, which do not require a reference to changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.
/s/ KPMG LLP
Chartered Accountants
Saskatoon, Canada
February 27, 2008